CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2016
(Expressed in U.S. dollars in thousands)

(1) Organization:

Citadel Securities LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. On January 1, 2016, the Company's member, CLP Holdings Three LLC, an affiliate, merged with and into CSHC US LLC ("CSUH"), an affiliate. As of January 1, 2016, CSUH is the sole member of the Company.

CALC III LP ("CAL3"), an affiliate, is the manager of the Company. The Company's designated self-regulatory organization is FINRA. The Company is a clearing member of the Depository Trust Company, National Securities Clearing Corporation, and Fixed Income Clearing Corporation, and is a member of the Options Clearing Corporation.

The Company primarily engages in market making and liquidity provision in U.S. options, equities, and foreign exchange, as well as trade execution.

In May 2016, the Company acquired the Designated Market Making ("DMM") business of KCG Americas LLC ("KCG"). The subject business is a designated market maker, providing liquidity to market participants on the New York Stock Exchange ("NYSE"). The acquisition gives the Company the right to act as the DMM for equity securities on the NYSE. The acquisition of the DMM business from KCG was treated as a business combination as required by GAAP. Upon closing of the transaction, the Company recognized intangible assets attributed to the trading rights, which approximated fair value at the time of purchase.

Citadel LLC, an affiliate, provides certain administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is effective through May 1, 2021. Through a contractual agreement, Citadel LLC provides certain technology development services to NTHFS, which support the administrative services provided by NTHFS.

(2) Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires CAL3 to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Cash

The Company defines cash on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less. Substantially all cash is held at various global financial institutions.

Securities Owned and Securities Sold, Not Yet Purchased

The Company's securities owned and securities sold, not yet purchased are recorded at fair value. Securities transactions are recorded on a trade date basis. Substantially all securities owned are held at various global financial institutions. As of December 31, 2016, securities owned of approximately $8,860,425, have been pledged as collateral to counterparties on terms which permit the counterparties to sell or repledge these securities to others.

Derivative Contracts

Derivative financial instruments generally reference notional amounts which are utilized solely as a basis for determining cash flows to be exchanged. Notional amounts provide a measure of the Company's portfolio commitment to such derivative financial instruments. Such notional amounts are not necessarily indicative of economic exposure or potential risk under derivative financial instruments due to the Company's ability to enter into offsetting positions, request collateral from its counterparties and novate or terminate such instruments, as applicable. These derivative financial instruments are referred to as off-balance sheet instruments because neither their notional amounts nor the underlying reference instruments are reported as securities owned or securities sold, not yet purchased on the statement of financial condition. Rather, as derivative financial instruments are cash-settled at contractually specified intervals, the resulting gain or loss is recorded as a derivative asset or derivative liability,

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2016
(Expressed in U.S. dollars in thousands)

(2) Summary of Significant Accounting Policies, Continued:

Derivative Contracts, Continued

respectively, prior to the exchange of related cash flows. Derivative assets and derivative liabilities also include cash and cash collateral transferred to or from such counterparties, and such cash and cash collateral amounts may exceed the amount of net derivative exposure with the respective counterparties. Options and warrants are included in securities owned or securities sold short, not yet purchased, as applicable, on the statement of financial condition. Futures, forwards, and related collateral are included in receivable from brokers and dealers on the statement of financial condition.

Offsetting Financial Instruments

Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Foreign Currency Translation

The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation. Changes in foreign exchange rates on assets and liabilities are isolated from the fluctuations arising from changes in the fair value of assets and liabilities held.

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities borrowed, securities purchased under agreements to resell ("reverse repurchase agreements"), securities loaned and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 5).

Reverse repurchase and repurchase agreements are short-term in nature and are recorded at the amounts of cash paid or received, plus accrued interest, on the statement of financial condition. Reverse repurchase agreements and repurchase agreements with the same counterparty are reported on a net basis when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Securities borrowing and lending transactions require cash or other financial instruments as collateral to be deposited or taken in. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable, as required. Securities loaned are recorded at the amount of cash collateral received plus accrued interest payable, as required.

Exchange Memberships and Trading Rights

The Company's market making rights on various exchanges and trading rights which represent only the right to conduct business or act as a DMM on the exchange are accounted for as finite life intangible assets. These intangible assets are amortized over a five-year useful life using the straight-line method and are reviewed annually for impairment. As of December 31, 2016, the gross carrying amount of the intangible assets was $21,880. The related accumulated amortization was $2,917, resulting in a net carrying amount of $18,963, which is included in exchange memberships and trading rights on the statement of financial condition. In addition, the Company's exchange memberships, which include ownership interests in clearing corporations, are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects CAL3's estimate of the impairment. As of December 31, 2016, exchange memberships of $9,998 are included in exchange memberships and trading rights on the statement of financial condition. The disclosure of the fair market value of the exchange memberships and trading rights is based on recent sales, where available, or valuation reviews conducted by third parties. CAL3 may review the price information received in determining the best estimate of the fair value. During the year ended December 31, 2016, no impairment was recognized. The expected annual amortization expense of finite life intangible assets for 2017 to 2020 is $4,376 and for 2021 is $1,459.

Valuation of Financial Instruments

The Company measures and reports securities owned; securities sold, not yet purchased; and other derivative financial instruments ("Financial Instruments") at fair value, as determined by CAL3. Financial Instruments are generally characterized by the geographies/time zone(s) of trading.

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2016
(Expressed in U.S. dollars in thousands)

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

The fair value is based on available information and represents CAL3's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by CAL3. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that CAL3 may value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if CAL3 believes that doing so is necessary to better reflect fair value and is consistent with the Company's governing documents.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between knowledgeable, willing parties, at the measurement date. Where available, fair value is based on observable market prices or inputs or derived from such prices or inputs. Where observable market prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of estimation and judgment by CAL3, the degree of which is dependent on the price transparency for the Financial Instruments or market and the Financial Instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

If CAL3 determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Regardless, however, of the valuation technique and inputs used, the objective for the fair value measurement in those circumstances is unchanged from what it would be if markets were operating at normal activity levels and/or transactions were orderly; that is, to determine the current exit price.

Financial Instruments are valued by CAL3 taking into consideration third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities or brokers and dealers. For certain Financial Instruments, indications of fair value may be quoted by a limited number of market participants. CAL3 may arbitrate the price information received in determining the best estimate of fair value for the Financial Instrument. Financial Instruments also may be valued on the basis of a spread or price differential, as quoted by dealers, to other instruments.

Financial Instruments which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are generally valued at their closing price on the exchange upon which they are principally traded. Such Financial Instruments are generally classified within level 1 of the fair value hierarchy. Valuation adjustments may be applied to the quoted market prices to the extent that exchange-traded Financial Instruments are infrequently traded. Exchange-traded Financial Instruments adjusted from the observable exchange price are categorized within level 2 or level 3 of the fair value hierarchy based on the significance of unobservable inputs to the overall valuation.

For Financial Instruments in which there is no readily determinable available third party pricing, the fair value determined by CAL3 represents its best estimate of fair value. In all instances, any Financial Instrument may either be valued by CAL3 or CAL3 may consider the valuation of such

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

Financial Instrument provided by the person or entity, if any, who controls or manages such Financial Instrument or who is engaged by CAL3 to value such Financial Instrument. CAL3's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument.

The following describes the valuation techniques applied to the Company's major classes of assets and liabilities to measure fair value, including an indication of the level within the fair value hierarchy in which each asset and liability is generally classified. Where appropriate, the description includes details of the valuation models and the key inputs to those models.

Equity securities
Exchange-traded equity securities
Exchange-traded equity securities are valued using exchange quoted market prices and are categorized within level 1 of the fair value hierarchy.

Non-exchange-traded equity securities
The Company's non-exchange-traded equity securities typically represent securities that are traded in over-the-counter ("OTC") markets. These non-exchange-traded equity securities are generally valued using broker quotes or OTC market quotes and are classified within level 1 or level 2 of the fair value hierarchy.

Corporate debt securities and U.S. agency securities
The fair value of corporate debt securities and U.S. agency securities is estimated using recently executed or pending transactions, market price quotations (where observable) or bond spreads obtained from independent external parties such as vendors and brokers. When applicable, the spread data used in valuing the security is equivalent to the maturity of the respective security. Corporate debt securities and U.S. agency securities are categorized within level 2 of the fair value hierarchy.

U.S. government securities
U.S. government securities are valued using quoted market prices and are generally categorized within level 1 of the fair value hierarchy. However, all government inflation-protected securities are categorized within level 2 of the fair value hierarchy.

Derivative assets and derivative liabilities
Exchange-traded derivative financial instruments
Exchange-traded derivative financial instruments include options (including equity, foreign exchange, equity futures, commodity futures, bond futures, foreign exchange futures, and Exchange Traded Funds ("ETFs")), as well as, warrants and futures contracts. Equity options and options on equity futures are generally valued using the average of national best bid offer prices as reported by various exchanges upon which those derivative financial instruments are traded. Options (including foreign exchange, commodity futures, bond futures, foreign exchange futures, and ETFs), as well as warrants and futures contracts are generally valued at the closing exchange price. Exchange-traded derivative financial instruments are generally classified within level 1 of the fair value hierarchy.

OTC derivative financial instruments
Foreign exchange forwards generally trade in liquid markets and are valued using market-based inputs to models. Model inputs can generally be verified and model selection does not involve significant management judgment. Significant inputs include interest rates, foreign exchange rates and/or foreign exchange forward points. These instruments are categorized within level 2 of the fair value hierarchy.

Valuation Processes

Citadel LLC's Valuation Committee is responsible for establishing and maintaining the Company's valuation framework and providing oversight of the valuation function. The Valuation Committee approves the Company's valuation policies, oversees NTHFS's independent role in the valuation process and approves the use of third-party valuation services when necessary. The trading desks are responsible for valuing all of their Financial Instruments in accordance with the valuation policies established by the Valuation Committee. NTHFS performs a monthly detailed price verification process on substantially all Financial Instruments. As part of NTHFS's price verification processes, quotations are obtained from third parties (including, but not limited to, brokers or dealers, pricing services, and exchanges) and then compared to the valuation of Financial Instruments to ensure consistency and validity. When broker or dealer quotations are used, greater priority is generally given to executable quotations.

(Expressed in U.S. dollars in thousands)

(2) Summary of Significant Accounting Policies, Continued:

Valuation Processes, Continued

Each month, NTHFS produces a written summary of the results of its price verification process. The Valuation Committee meets monthly to review the summary and determine if any adjustments are necessary. The Valuation Committee has final authority to adjust any valuation.

NTHFS also reviews the Company's adherence to its valuation policies through daily net profit and loss reporting procedures with the intent to identify potential valuation issues on a timely basis.

Other Financial Instruments

CAL3 estimates that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

The financial assets and liabilities including securities borrowed, receivable from clearing organizations and custodians, receivable from brokers and dealers, receivable for order flow, securities purchased under agreements to resell, dividends receivable, payable to brokers, dealers, clearing organizations, and custodians, securities sold under agreements to repurchase, payable for order flow, payable to affiliates, other liabilities, exchange, clearance, and regulatory fees payable, securities loaned, and dividends payable are considered level 2. The financial asset of cash is considered level 1.

(3) New Accounting Pronouncement:

In May 2014, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance on the recognition and disclosure of revenue from customers arising from the transfer of goods and services and accounting for certain contract costs. In July 2015, the FASB voted to defer the effective date of the accounting update by one year, to annual reporting periods beginning after December 15, 2017. The Company is still evaluating the effect of the updated guidance on the Company's financial condition and regulatory requirements.

(4) Income Taxes:

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly.

In accordance with GAAP, CAL3 has reviewed the Company's tax positions for all open tax years. For the year ended December 31, 2016, CAL3 determined that the Company was not required to establish a liability for uncertain tax positions.

(5) Collateralized Transactions:

The Company enters into reverse repurchase agreements, repurchase agreements and securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations and to finance the Company's Financial Instruments. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and set off collateral against any net obligation remaining by the counterparty.

During the year ended December 31, 2016, the Company had reverse repurchase and repurchase agreements with Citadel Securities Institutional LLC ("CSIN"), an affiliated broker and dealer, and non-affiliates. As of December 31, 2016, the Company had no outstanding reverse repurchase or repurchase transactions with CSIN.

Securities borrowing and lending transactions are collateralized by pledging cash or securities, which typically include equity securities and are collateralized as a percentage of the fair value of the securities borrowed or loaned. Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements and the underlying securities received under securities borrowed transactions. As of December 31, 2016, substantially all securities received under securities borrowed transactions have been delivered or repledged in connection with short sales. The counterparty generally has rights of rehypothecation with respect to securities collateral pledged by the Company for securities borrowed by the Company.

(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

The counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements and the securities loaned from the Company to these counterparties. Also, the Company typically has rights of rehypothecation related to securities collateral received from counterparties for securities loaned to those counterparties.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

As part of these transactions, as of December 31, 2016, the fair value of securities borrowed by the Company was $1,342,570 for which cash of $1,387,965 was pledged as collateral. The fair value of securities loaned was $19,187, for which cash of $19,811 was received as collateral. The fair value of these securities includes accrued coupon interest. Included in securities borrowed and securities loaned on the statement of financial condition is $469 of financing interest receivable and $1,026 of financing interest payable, respectively.

As of December 31, 2016, as a result of entering into reverse repurchase agreements, the Company obtained collateral with a fair value of $11,308. Also as of December 31, 2016, the Company had repurchase agreements with collateral posted having a fair value of $1,424,912. The fair value of the collateral obtained and posted includes accrued coupon interest. The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by equity securities, corporate debt securities and/or obligations of the U.S. government, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

Offsetting of Certain Collateralized Transactions

The following table presents information about the offsetting of these instruments as of December 31, 2016. Refer to Note 10 for information relating to offsetting of derivatives.

	Assets as of December 31, 2016					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts [1]	Amounts Offset in the Statement of Financial Condition [2][3]	Net Amounts Presented in the Statement of Financial Condition [1]	Counterparty Netting [2]	Financial Instruments, at Fair Value [2][5]	Net Exposure
Assets						
Securities purchased under agreements to resell [7]	$ 11,276	$ (3,527)	$ 7,749	$ —	$ (7,749)	$ —
Securities borrowed [4]	1,388,434	—	1,388,434	(17,784)	(1,326,281)	44,369

	Liabilities as of December 31, 2016					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts [1]	Amounts Offset in the Statement of Financial Condition [2][3]	Net Amounts Presented in the Statement of Financial Condition [1]	Counterparty Netting [2]	Financial Instruments, at Fair Value [2][5]	Net Exposure
Liabilities						
Securities sold under agreements to repurchase [6][7]	$ 1,311,848	$ (3,527)	$ 1,308,321	$ —	$ (1,308,313)	$ 8
Securities loaned [4]	20,837	—	20,837	(17,784)	(2,902)	151

(1) Amounts include all instruments, irrespective of whether there is a legally enforceable master netting arrangement in place. The gross and net amounts in this table include financing interest receivables or payables related to these transactions.

(2) Amounts relate to master netting arrangements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.

(3) Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting arrangement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

(4) Financial instruments not offset in the statement of financial condition represent the fair value of securities borrowed or loaned in addition to accrued coupon interest. Note that the fair value of securities borrowed or loaned in the table only includes securities for which cash collateral was pledged or received, respectively.

(5) Note that the fair value of the financial instruments not offset in the statement of financial condition is limited to the net amount by counterparty reported on the statement of financial condition.

(6) Securities sold or otherwise pledged as collateral for repurchase agreements include securities owned, at fair value, recorded on the statement of financial condition.

(7) Note that the fair value of financial instruments not offset in the statement of financial condition includes securities purchased or sold under the agreements, accrued coupon interest and cash collateral, where applicable.

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2016
(Expressed in U.S. dollars in thousands)

(5) Collateralized Transactions, Continued:

Collateralized Transactions-Maturities and Collateral Pledged

The following table presents gross obligations for repurchase agreements and securities lending transactions by remaining contractual maturity and class of collateral pledged.

	As of December 31, 2016 Remaining Contractual Maturity					
	Overnight and Open	2-30 days	31-90 days	91-365 days	Over 365 days	Total
Securities sold under agreements to repurchase [1]						
Equity securities	$ 50,000	$ 50,000	$ 896,936	$ 308,349	$ —	$ 1,305,285
U.S. government securities	3,792	—	—	—	—	3,792
Corporate debt securities	—	—	64	1,651	—	1,715
Total	$ 53,792	$ 50,000	$ 897,000	$ 310,000	$ —	1,310,792
Financing interest payable						1,056
Gross amount presented in the offsetting table above						$ 1,311,848
Securities loaned [1]						
Equity securities	$ 19,811	$ —	$ —	$ —	$ —	$ 19,811
Financing interest payable						1,026
Gross amount presented in the offsetting table above						$ 20,837

---

[1] Amounts presented on a gross basis, prior to netting.

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2016
(Expressed in U.S. dollars in thousands)

(6) Fair Value Disclosures:

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy):

	Assets at Fair Value as of December 31, 2016				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
U.S. government securities [1]	$ 4,888	$ —	$ —	$ —	$ 4,888
Corporate debt securities [1]	—	2,608	—	—	2,608
U.S. agency securities [1]	—	106	—	—	106
Equity securities: [1]					
Common stock					
Financial	2,820,249	91	—	—	2,820,340
Technology	886,304	32	—	—	886,336
Consumer	497,202	41	—	—	497,243
Healthcare	293,946	29	—	—	293,975
Energy & utilities	237,347	26	—	—	237,373
Industrial	217,039	92	—	—	217,131
Other	141,626	11	—	—	141,637
Non-U.S. government	2	—	—	—	2
Preferred stock					
Financial	7,648	311	—	—	7,959
Energy & utilities	1,212	20	—	—	1,232
Industrial	517	—	—	—	517
Technology	319	—	—	—	319
Consumer	115	8	—	—	123
Healthcare	54	100	—	—	154
Other	73	21	—	—	94
Total investment assets	5,108,541	3,496	—	—	5,112,037
Derivative assets:					
Options [1]	4,128,277	11,825	—	—	4,140,102
Futures [2]	3,610	—	—	—	3,610
Warrants [1]	151	—	—	—	151
Forwards [2]	—	28	—	—	28
Gross derivative assets	4,132,038	11,853	—	—	4,143,891
Netting [3]	(3,608)	(25)	—	427,900	424,267
Total derivative assets	4,128,430	11,828	—	427,900	4,568,158
Total assets, at fair value	$ 9,236,971	$ 15,324	$ —	$ 427,900	$ 9,680,195

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2016
(Expressed in U.S. dollars in thousands)

(6) Fair Value Disclosures, Continued:

	Liabilities at Fair Value as of December 31, 2016				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
U.S. government securities [1]	$ 3,231	$ 229	$ —	$ —	$ 3,460
Corporate debt securities [1]	—	3,287	—	—	3,287
U.S. agency securities [1]	—	5	—	—	5
Equity securities: [1]					
Common stock					
Financial	1,816,602	4	—	—	1,816,606
Consumer	541,395	2	—	—	541,397
Technology	460,113	16	—	—	460,129
Energy & utilities	283,445	1	—	—	283,446
Industrial	273,696	75	—	—	273,771
Healthcare	270,783	1	—	—	270,784
Other	143,853	31	—	—	143,884
Non-U.S. government	57	—	—	—	57
Preferred stock					
Financial	8,259	342	—	—	8,601
Energy & utilities	402	13	—	—	415
Industrial	390	—	—	—	390
Technology	275	1	—	—	276
Consumer	133	1	—	—	134
Healthcare	—	26	—	—	26
Other	23	—	—	—	23
Total investment liabilities	3,802,657	4,034	—	—	3,806,691
Derivative liabilities:					
Options [1]	3,481,731	9,677	—	—	3,491,408
Futures [2]	7,275	—	—	—	7,275
Forwards [2]	—	25	—	—	25
Warrants [1]	22	—	—	—	22
Gross derivative liabilities	3,489,028	9,702	—	—	3,498,730
Netting [3]	(3,608)	(25)	—	(3,667)	(7,300)
Total derivative liabilities	3,485,420	9,677	—	(3,667)	3,491,430
Total liabilities, at fair value	$ 7,288,077	$ 13,711	$ —	$ (3,667)	$ 7,298,121

[1] Amounts are included in securities owned or securities sold, not yet purchased, as applicable, on the statement of financial condition.

[2] Included in receivable from brokers and dealers as discussed in Note 8.

[3] For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Netting and Collateral." For contracts with the same counterparty, counterparty netting among positions classified within the same level is included within that level. For further information on derivative instruments and hedging activities, see Note 10.

(7) Transactions with Related Parties:

Expenses

Pursuant to an administrative services agreement, the Company reimburses Citadel LLC for direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by Citadel LLC and its affiliates, on behalf of the Company. As of December 31, 2016, the Company had a payable to Citadel LLC of $65,529, which is included in payable to affiliates on the statement of financial condition.

(Expressed in U.S. dollars in thousands)

(7) Transactions with Related Parties, Continued:

Expenses, Continued

Pursuant to a services agreement, Citadel Securities Australia Pty Ltd ("CSAU"), an affiliate, provides the Company certain technology services. The Company reimburses CSAU for the expenses paid by CSAU for providing these services. As of December 31, 2016, the Company had a payable to CSAU of $1,200, which is included in payable to affiliates on the statement of financial condition.

Executing Activities

In January 2016, CSIN began providing execution services to the Company. Additionally, the Company earned or incurred charges related to failed delivery of securities with CSIN. As of December 31, 2016, the Company had a receivable from CSIN of $38 and payable to CSIN of $92, which are included in other assets and other liabilities, respectively, on the statement of financial condition.

Senior Loan Agreement

The Company entered into an uncommitted and unsecured revolving loan facility with CSHC Treasury LLC ("CSTC"), an affiliate, dated March 9, 2016 (the "Senior Loan Agreement"). The Senior Loan Agreement matures on December 31, 2018 (the "Facility Maturity Date") and provides for senior loans to be issued up to $500,000 by the Company. Each senior loan matures 3 months after such senior loan is issued but in no event later than the Facility Maturity Date. Each senior loan shall accrue interest at a rate per annum equal to LIBOR plus 0.25%. The interest periods commence on the date each senior loan is issued and the interest is payable monthly. As of December 31, 2016, no amounts were drawn upon the Senior Loan Agreement.

Miscellaneous Related Party Transactions

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

(8) Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Custodians:

Amounts receivable from brokers, dealers, clearing organizations, and custodians at December 31, 2016, consist of the following:

		Receivables
Securities failed to deliver	$	2,117
Receivables from brokers and dealers		460,327
Receivable from brokers and dealers	$	462,444
Securities failed to deliver	$	393,895
Receivables from clearing organizations		75,214
Receivables from custodians		710
Receivable from clearing organizations and custodians	$	469,819

Amounts payable to brokers, dealers, clearing organizations, and custodians at December 31, 2016, consist of the following:

		Payables
Securities failed to receive	$	417
Payables to brokers and dealers		2,207,429
Payables to clearing organizations		102,598
Payables to custodians		1,392
Payable to brokers, dealers, clearing organizations, and custodians	$	2,311,836

The Company clears certain of its proprietary transactions through clearing brokers. The net receivables/payables from/to brokers, dealers, clearing organizations, and custodians related to the aforementioned transactions contain cash margin balances and are collateralized by securities owned by the Company. The clearing brokers' internal and regulatory collateral requirements on open short positions and securities purchased on margin require that cash and/or securities be maintained in the Company's accounts to satisfy such requirements.

(8) Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Custodians, Continued:

Additionally, at December 31, 2016, the Company has pledged collateral in the form of securities, which includes securities collateral received under reverse repurchase agreements, with a fair value of $7,445 to fulfill the Company's clearing fund and margin obligations at clearing organizations.

(9) Risk Management:

The Company is subject to various risks, including, but not limited to, market risk, off-balance sheet risk, credit risk, currency risk, and liquidity and leverage risk. CAL3 attempts to monitor and manage these risks on an ongoing basis. While CAL3 generally seeks to hedge certain portfolio risks, CAL3 is not required to and may not attempt to hedge all market or other risks in the portfolio, and it may decide to only partially hedge certain risks.

Market Risk

Market risk is the potential for changes in the value of Financial Instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CAL3 attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and the instruments used to hedge such Financial Instruments.

The Company sells various financial instruments which it does not yet own or which are consummated by the delivery of borrowed financial instruments ("short sales"). The Company is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, the Company's obligation to deliver this instrument, reflected as a liability on the statement of financial condition, is correspondingly increased. A short sale involves the risk of an unlimited increase in the market price of the particular investment sold short, which could result in an inability to cover the short position and unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase. To attempt to manage this market risk, the Company may hold Financial Instruments which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Financial Instruments as deemed necessary. Also, the Company's ability to conduct short sales on certain specified securities could be restricted due to rules enacted by regulatory pronouncements and legislation, thus impacting CAL3's ability to execute its investment strategies on behalf of the Company. Possible impacts include a reduced inventory of shares available for borrowing and increased transaction costs relating to short selling.

Off-Balance Sheet Risk

The Company enters into investment transactions which may represent off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the statement of financial condition. Off-balance sheet risk generally arises from the use of derivative financial instruments or short sales.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Since the Company does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can, and often does, result in a concentration of credit risk with one or more of these institutions. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in countries where they conduct their business activities. These rules and regulations generally require maintenance of minimum net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company actively reviews and attempts to manage exposures to various financial institutions in an attempt to mitigate these risks. The Company also attempts to minimize this credit risk by carrying minimal excess collateral above the specific collateral requirement computed pursuant to the contractual terms between the Company and the financial institutions as applicable.

The Company is exposed to credit risk in its role as a trading counterparty to dealers and broker and dealer clients, as a holder of securities and as a member of exchanges and clearing organizations. The Company's client activities involve the execution of various transactions. Client activities are transacted on a delivery versus payment or cash basis. The Company's credit exposure to broker and dealer clients is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

(9) Risk Management, Continued:

Credit Risk, Continued

The credit risk of exchange-traded derivatives, such as exchange-traded futures and exchange-traded options, is reduced by the rules or regulatory requirements of the individual exchanges on which these instruments are traded. One of the requirements of the exchanges is that these derivatives are margined on a daily basis, which reduces the credit risk related to such derivatives.

The Company seeks to reduce its exposure to credit risk associated to counterparty non-performance in its clearing and financing activities by entering into master netting agreements and collateral arrangements with counterparties. These agreements provide the Company with the ability to demand collateral as well as to liquidate collateral and offset receivables and payables covered under the same master agreement in the event of counterparty default. CAL3 monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure, and when necessary, attempts to recall any material excess collateral balances. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing financing sources as deemed appropriate.

The Company clears and finances a substantial portion of its activities through a Bank of America Merrill Lynch subsidiary ("BAML"), which also maintains the Company's positions. These positions are recorded at fair value under securities owned on the statement of financial condition. This results in a concentration of operational and credit risks with BAML. Such risk, however, is partially mitigated by the obligation of BAML to comply with rules and regulations governing broker/dealers, including the requirement to maintain a minimum amount of net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company also actively reviews and monitors exposures to various financial institutions in an attempt to mitigate these risks.

The cash and security account balances held at various global financial institutions, which typically exceed government sponsored insurance coverages, also subject the Company to a concentration of credit risk. CAL3 attempts to mitigate the credit risk that exists with these deposits by, among other factors, maintaining these deposits pursuant to segregated custodial arrangements, where possible.

The Company may invest in convertible bonds, corporate bonds, and other credit sensitive securities, from time to time. Until such investments are sold or are paid in full at maturity, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when the securities come due.

Currency Risk

The Company may invest directly in non-U.S. currencies, securities that are denominated in, and that receive revenues in, non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

Liquidity and Leverage Risk

The Company generally invests on a highly leveraged basis, both through its financing arrangements, and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses, increasing the possibility of a member's total loss of its investment in the Company. Leverage through margin borrowings requires collateral to be posted with prime brokers, custodians and counterparties. Prime brokers, custodians, and counterparties generally have authority, under their respective agreements, over valuing the collateral posted and requiring the posting of additional collateral. Market value movements could result in a prime broker, custodian or counterparty, under their respective agreements having the right to reduce the value of such collateral or to require the posting of additional collateral even if no actual transaction in the underlying instrument has occurred, potentially resulting in the issuance of a margin call. This could also result in the Company having to otherwise sell assets at a time when the Company would not otherwise choose to do so. The Company seeks to mitigate this risk by utilizing term financing arrangements as well as negotiating dispute rights for valuation differences between the Company and its prime brokers, custodians and counterparties.

CAL3 targets to maintain a substantial pool of excess liquidity at the Company for various planned and contingent needs including, among others, mark to market losses on investments, changes in margin requirements as term financing facilities mature, increases in initial margin requirements by clearinghouses, and member's capital activity.

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2016
(Expressed in U.S. dollars in thousands)

(9) Risk Management, Continued:

Other Risks

Due to investments in specific industries or investments in non-U.S. issuers located in a specific country or region, the Company may be subject to elements of risk not typically associated with investments in the U.S. Such concentrations may subject the Company to additional risks resulting from future political or economic conditions in such country or region and the possible imposition of adverse governmental laws or currency exchange restrictions affecting such country or region, which could cause the securities and their markets to be less liquid and prices more volatile than those of comparable U.S. companies.

Legal, tax, and regulatory changes could occur during the term of the Company that may adversely affect the Company. In addition, securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. Regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. The regulation of derivative transactions and short selling and companies that engage in such transactions is an evolving area of law and is subject to modification by government and judicial actions. The effect of any future regulatory change on the Company could be substantial and adverse.

Certain of the Company's trading and financing agreements contain trigger provisions linked to the Company's failure to maintain a minimum member's capital over certain period(s). If the counterparty were to exercise its rights under such provisions, it could elect to cause the termination and net settlement of obligations under the Company's outstanding bilateral and agency-cleared transactions, and it could elect to cause the acceleration and repayment of outstanding debit balances, increase in margin levels and/or termination under the Company's prime brokerage and related financing agreements. As of December 31, 2016, the Company was in compliance with these trigger provisions. CAL3 attempts to manage the risks associated with these provisions as part of its overall risk management process.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CAL3 believes the risk of loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CAL3 believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. The Company believes resolution of these matters will not have a material adverse effect on the financial condition of the Company, although the resolution could be material to the Company's operating results for a particular period or periods. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

On January 13, 2017, the Company reached a settlement with the SEC under which the Company consented to the entry of an order (the "Order") concerning the operations of its wholesale market maker, Citadel Execution Services ("CES"), and statements that CES made to certain of its retail broker and dealer clients from late 2007 through January 2010 about its handling of marketable orders. The Order found that the statements were misleading in connection with two CES algorithms that handled approximately 0.6% of CES's overall order flow between June 2008 and January 2010 that used various market data feeds. CES has since discontinued these two algorithms. Pursuant to the terms of the Order, the Company agreed to pay a total of $22,665, which includes a penalty of $16,000, disgorgement of $5,200, and interest of $1,465. As of December 31, 2016, the entire amount of $22,665 was payable to the SEC and is included in other liabilities on the statement of financial condition. The $22,665 was paid by the Company on January 18, 2017.

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2016
(Expressed in U.S. dollars in thousands)

(10) Derivative Financial Instruments:

Derivatives are financial instruments that derive their value from underlying asset prices, indices, reference rates, or other inputs, or a combination of these factors and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Derivatives may be traded on an exchange ("Exchange-traded") or they may be privately negotiated contracts, which are usually referred to as OTC derivatives. OTC derivatives can be cleared and settled through central clearing counterparties, while others are bilateral contracts between two counterparties ("Bilateral OTC").

The Company may enter into derivative financial instruments in the normal course of its market making business, to manage various underlying exposures for risk management purposes, or for proprietary risk taking. Examples of the use of derivative financial instruments for risk management purposes include, but are not limited to the following: interest rate derivatives to manage potential exposures to interest rate fluctuations and equity derivatives to manage potential price fluctuations related to individual equities, equity options, equity baskets and indices. The Company's derivative financial instrument risks should not be viewed in isolation, but rather CAL3 believes they should be considered on an aggregate basis along with the Company's other investing activities.

At any point in time, subject to applicable bankruptcy or similar laws affecting creditors' rights, generally the Company's credit exposure to a derivative financial instrument counterparty is limited to the Company's net unrealized gains (losses) on derivative financial instruments plus any collateral transferred to such counterparty by the Company pursuant to credit support agreements, less any collateral transferred to the Company by such counterparty pursuant to credit support agreements. These amounts are recorded on a net basis by counterparty by the Company on the statement of financial condition when the Company has executed netting agreements permitting the legal right of offset of such exposures between the Company and such counterparty. Typically, the Company or the counterparty has rights of rehypothecation with respect to collateral pledged or received under such derivative netting agreements. Initial margin pledged by the Company to the counterparty under derivative netting agreements, but held at a third-party custodian, is not subject to rehypothecation by the counterparty.

Options are contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments within a defined time period for a specified price. Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures and forwards are contracts that commit counterparties to purchase or sell financial instruments, commodities, or currencies for an agreed-upon price on an agreed future date. These instruments can involve market risk and/or credit risk in excess of the amount recognized on the statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2016
(Expressed in U.S. dollars in thousands)

(10) Derivative Financial Instruments, Continued:

The following table sets forth the fair value and the quarterly average notional amount of the Company's derivative contracts by underlying risk exposure as of and for the year ended December 31, 2016, respectively. The quarterly average notional amount provides an indication of the volume of the Company's derivative activity. The table also presents information about the offsetting of derivative instruments and related collateral amounts (see information related to offsetting of certain collateralized transactions in Note 5). Gross derivative contracts in the table below exclude the effect of netting and do not necessarily represent the Company's actual exposure which may ultimately be reduced by netting agreements. Net derivative contracts represent the fair value of derivative assets and liabilities after the netting of cash collateral and positions by counterparty, when the legal right of offset exists and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. Net derivative contracts agree to the total derivative assets and total derivative liabilities included in the fair value hierarchy tables in Note 6:

	Fair Value as of December 31, 2016 and the Quarterly Average Notional for the Year Ended December 31, 2016			
	Derivative Assets		Derivative Liabilities	
	Fair Value	Notional	Fair Value	Notional
Gross derivative contracts				
Exchange-traded				
Equity contracts	$ 4,121,664	$ 114,673,568	$ 3,477,431	$ 118,171,399
Commodity contracts	19,373	748,894	19,037	715,467
Interest rate contracts	1,746	411,943	1,578	485,744
Foreign exchange contracts	1,080	161,587	659	154,145
Total Exchange-traded	4,143,863	115,995,992	3,498,705	119,526,755
Bilateral OTC				
Foreign exchange contracts	28	7,854	25	3,949
Total gross derivative contracts [1]	4,143,891	$ 116,003,846	3,498,730	$ 119,530,704
Amounts that have been offset in the statement of financial condition [2][3]				
Exchange-traded				
Cash collateral	430,604		—	
Counterparty netting	(7,275)		(7,275)	
Total Exchange-traded	423,329		(7,275)	
Bilateral OTC				
Receivables/payables for unsettled transactions	(217)		—	
Cash collateral	1,180		—	
Counterparty netting	(25)		(25)	
Total Bilateral OTC	938		(25)	
Total Exchange-traded	4,567,192		3,491,430	
Total Bilateral OTC	966		—	
Net derivative contracts	4,568,158		3,491,430	
Amounts that have not been offset in the statement of financial condition [2]	(121,848)		(121,848)	
Net exposure	$ 4,446,310		$ 3,369,582	

[1] Amounts include all derivative instruments, irrespective of whether there is a legally enforceable master netting arrangement in place.

[2] Amounts relate to master netting arrangements and collateral arrangements which have been determined by the Company to be legally enforceable in the event of default.

[3] Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting arrangement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

The Company has concentration risk with respect to its derivative financial instruments. At December 31, 2016, BAML serves as clearing and prime broker for 99.63% of the Company's net derivative assets. See Note 9 for a discussion of credit risk and risk management.

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 9).

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2016
(Expressed in U.S. dollars in thousands)

(11) Regulatory Requirements:

The Company is a registered broker and dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements for their registrants. The Company has elected to use the alternative method as permitted by Rule 15c3-1. At December 31, 2016, net capital was $462,565, which was in excess of the Company's required net capital by $461,565. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

At December 31, 2016, the Company does not carry securities accounts for customers, perform custodial functions related to customer securities, or effectuate any transactions with customers.

(12) Subsequent Events:

The Company has performed an evaluation of subsequent events through February 17, 2017, which is the date the financial statements were available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statements.